Exhibit 99.1

Press Release

Belén Garijo to become Chief Executive Officer of Sanofi

Paris, February 12, 2026. Sanofi’s Board of Directors met on February 11, 2026, and decided not to renew the Director mandate of Paul Hudson. As a result, Paul Hudson’s last day as Chief Executive Officer will be on February 17, 2026 at the end of business. The Board thanks him for his valuable contributions to the transformation and development of the Group over the last six years.

Following the proposal of the Appointments Committee, the Board of Directors appointed Belén Garijo as Chief Executive Officer. She will take up her duties at the end of the Group’s Annual General Meeting on April 29, 2026. The Board will also propose to the shareholder vote the candidacy of Belén Garijo as a director of the Group(*).

Olivier Charmeil, Executive Vice President, General Medicines, and member of the Executive Committee since 2011, will assume the role of Interim Chief Executive Officer during this transition.

Belén Garijo will bring an increased rigor to the implementation of Sanofi’s strategy and accelerate the preparation of the Group’s future. Her priority will be to strengthen the productivity, governance, and innovation capacity of Research & Development.

Belén Garijo, MD, joined Merck KGaA in 2011 and became its Chief Executive Officer in 2021, becoming the first woman to lead a DAX40 company in Germany. She is a Spanish national who worked in a hospital for six years, before embarking on a brilliant career in the pharmaceutical industry, first in the Research and Development department of Abbott, then for 15 years at Sanofi. She was Vice President of Pharmaceutical Operations for Europe and Canada and a member of Sanofi’s Executive Committee.

She has operated in many European countries and the US, where she led the integration of Genzyme during its acquisition. A strategic leader recognized beyond the pharmaceutical industry, she is a member of the Board of Directors of BBVA and was a member of the Board of Directors of L’Oréal for 10 years.

Frédéric Oudéa, Chairman of the Board of Directors, said: “Sanofi’s Board of Directors thanks Paul Hudson for his work and the strategic initiatives he has launched during his tenure. The Board is pleased to welcome Belén Garijo as Chief Executive Officer. She is a well-recognized leader in our industry with an undisputable reputation. She knows the Sanofi Group very well, where she has held important positions and achieved many successes for 15 years. She has the experience and profile to accelerate the pace, strengthen the quality of execution of strategy and lead the next growth cycle of the company, which is essential to build the Group’s future. In a rapidly changing pharmaceutical industry, we place Sanofi in experienced hands and Belén Garijo’s brilliant international career attests to her strategic vision and her ability to drive profound and value-creating transformations with a culture of rigor to serve the best interests of patients.”

(*) The appointment of Belén Garijo as a director, as well as the amendment of the articles of association to raise the age limit of the Chief Executive Officer upon appointment, necessary for this election, will be proposed to the vote of the shareholders at the General Meeting of April 29, 2026.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time. Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

Media Relations

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Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +1 617 356 4751 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pescheva@sanofi.com

Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Nina Goworek | +1 908 569 7086 | nina.goworek@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

All trademarks mentioned in this press release are the property of the Sanofi group.

Sanofi Forward Looking Statement

This press release contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements are statements that are not historical facts. These statements include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions, and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, the uncertainties inherent in research and development, future clinical data and analysis, including post marketing, decisions by regulatory authorities, such as the FDA or the EMA, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates, the fact that product candidates if approved may not be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. The risks and uncertainties also include the uncertainties discussed or identified in the public filings with the SEC and the AMF made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024. Other than as required by applicable law, Sanofi does not undertake any obligation to update or revise any forward-looking information or statements.

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